
MAIL STOP 3628

September 27, 2005

By Facsimile (612) 340-7800 and U.S. Mail

Siri S. Marshall, Esquire
Senior Vice President, General Counsel
   and Secretary
General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, Minnesota 55426

Re: General Mills, Inc.
       Schedule TO-I
       Filed on September 15, 2005
       <u>**File No. 005-34820**</u>

Dear Ms. Marshall:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Schedule TO-I</u>
<u>General</u>

1. Please provide a brief statement as to the accounting treatment of the transaction. To the extent that you believe that this disclosure is not material, please advise. <u>See</u> Item 1004(a)(1)(xi) of Regulation M-A.

<u>Company Notice</u>

<u>Until When can I Withdraw Previously surrendered Debentures, page 2</u>

2. We note that you disclose here and in Section 5 on page 10 that a security holder may only withdraw tendered notes at any time on or before expiration. Please revise your disclosure

here and throughout the offer to purchase to disclose the additional withdrawal rights under Rule 13e-4(f)(2)(ii).

Payments for Surrendered Debentures, page 10

3. You disclose that General Mills plans to issue commercial paper in order to fund part or all of the Debentures. Please revise to elaborate on the material conditions to the financing of this offer through the issuance of commercial paper. In the event that General Mill is unable to fund part of the offer, please disclose whether you have any alternative financing plans. For example, if necessary, do you plan to use existing cash balances or existing sources of financing to purchase all of the debentures? Also, please reconcile the Item 10 disclosure in your Schedule TO that the Put Option is not subject to any financing conditions with the disclosure in this section. Further, in this respect, advise why you believe that financial statements are not material.

Material United States Tax Considerations, page 12

4. The heading to this section discloses that you are providing the "material" tax considerations of this offer. The text following the heading states that your "discussion summarizes certain United States federal income tax consideration." Please revise to consistently disclose that you have described the "material", as opposed to "certain," tax consequences of the offer.

Purchase Notice

5. We note that page 1 of your letter of your Purchase Notice requires a representation that the security holder read all of the terms of the Company Notice. It is not appropriate to require security holders to attest to the fact that they "read" the Purchase Notice as such language effectively operates as a waiver of liability. Please delete this and other similar language throughout these materials.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from General Mills acknowledging that:

·   the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments in the filings

> reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
>
> · the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Gary L. Tygesson, Esquire
       Dorsey & Whitney LLP
       50 South Sixth Street
       Minneapolis, Minnesota 55402